Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933, as Amended

Subject Company: Klamath First Bancorp, Inc.
Commission File No. 0-26556

July 16, 2003

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Sterling Financial Corporation ("Sterling") and Klamath First Bancorp, Inc. ("Klamath"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Sterling's and Klamath's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Sterling and Klamath and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sterling and Klamath may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Sterling or Klamath may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sterling's and Klamath's markets may increase significantly and could adversely affect operations; and (10) an economic slowdown, either nationally or in the market in which Sterling does business, could adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sterling's and Klamath's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Sterling can be obtained, without charge, by directing a request to Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201, Attn: Heidi B. Stanley, telephone (509) 358-6160. In addition, documents filed with the SEC by Klamath can be obtained, without charge, by directing a request to Klamath First Bancorp, Inc., 540 Main Street, Klamath Falls, Oregon 97601, Attn: Craig M. Moore, Corporate Secretary, telephone (541) 882-3444.

        Sterling and Klamath caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sterling or Klamath or any person acting on their behalf are expressly qualified in their

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entirety by the cautionary statements above. Sterling and Klamath do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Sterling's and Klamath's shareholders for their consideration. Sterling and Klamath will file a registration statement, a joint prospectus/proxy statement and other relevant documents concerning the proposed transaction with the SEC.

        SHAREHOLDERS OF STERLING AND KLAMATH ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents containing information about Sterling and Klamath when they become available on the SEC's Internet site at (http://www.sec.gov).

        Sterling and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the Merger. Information about the directors, executive officers and other employees of Sterling and their ownership of Sterling common stock is set forth in Sterling's proxy statement, dated March 21, 2003, for Sterling's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

        Klamath and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of Klamath in connection with the Merger. Information about the directors, executive officers and other employees of Klamath and their ownership of Klamath common stock is set forth in Klamath's proxy statement, dated December 27, 2002, for Klamath's 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint prospectus/proxy statement regarding this transaction when it becomes available.

* * *

        THE FOLLOWING IS THE TRANSCRIPT OF THE SIMULTANEOUS AUDIO WEBCAST OF THE MEETING HELD BY STERLING AND KLAMATH ON JULY 15, 2003 TO DISCUSS THE MERGER OF STERLING AND KLAMATH.

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STERLING FINANCIAL CORPORATION
Moderator: Marie Hirsch
July 15, 2003/3:30 p.m. CDT

STERLING FINANCIAL CORPORATION

July 15, 2003
3:30 p.m. CDT

Coordinator	Good afternoon and welcome to the Sterling Financial Corporation conference call. Today's conference is being recorded for replay. Investors can access the replay on July 15, 2003, at 7:00 p.m. eastern time by dialing 402-998-0787. The continuous replay will be offered through August 15, 2003 at 7:00 p.m. eastern time. Each of you will be in a listen-only mode until the question and answer session.
I would like to turn the call over to Heidi Stanley, Executive Vice President of Corporate Administration for Sterling Financial Corporation. Please go ahead.
H. Stanley
Good afternoon and welcome. Thank you for joining us to hear about our exciting merger announcement between Sterling Financial Corp. and Klamath First Bancorp. In a moment, I'll introduce our Chairman and CEO, Harold Gilkey. First, I have to start with a standard caveat you all must listen to.

Of course, this presentation contains some forward-looking statements, including our expectations for the merger; actual results may vary. Our presentation is subject to the statement entitled Forward-looking Statements and Other Cautionary Statements in the press release and the transaction summary, both of which can be downloaded from our Web site which is www.sterlingsavingsbank.com.

We plan to review with you today the transaction summary document which has been posted on our Web site and filed with the SEC as part of this morning's 8-K filing. We plan to touch on as many of the highlights as possible, but we also suggest that you access this document if you haven't already for additional information, we will not be covering during the conference call.

We are conducting today's call from the DA Davidson offices in Portland, Oregon. With me today are Harold Gilkey, our Chairman and CEO of Sterling Financial, Kermit Houser, President and CEO of Klamath First Bancorp and Dan Byrne, Senior Vice President and Chief Financial Officer of Sterling Financial.
I am pleased to introduce to you at this time, Chairman and CEO of Sterling Financial Corp, Harold Gilkey.
H. Gilkey	Thank you, Heidi.

Good afternoon. Let me welcome you to today's call. As you know, Sterling and Klamath First Bancorp announced this morning the signing of the definitive agreement for the merger of Klamath First Bancorp with Sterling Financial Corporation, and we would like to give you a little more detail on the transaction and then answer any questions you may have.

This is the largest acquisition that Sterling has undertaken, and I believe and project that it will be our most rewarding. This transaction is a milestone in the history of Sterling Financial Corporation and is a turning point in Sterling Savings Bank's future. With this merger, as well as Sterling's originally planned growth for 2003, Sterling becomes the leading regional community bank in the northwest. This transaction changes not only the landscape of community banking in the northwest, but also Sterling Financial Corporation's leadership opportunities in community banking here in the Pacific Northwest.
I am very pleased to welcome the employees, customers and stockholders of Klamath into the Sterling family. The merger with Klamath is a perfect fit for both companies.

In addition to the financial aspects, Sterling and Klamath match up very well culturally. The opportunities from this merger are truly a win-win for both the companies. A very unique opportunity for Sterling to increase Oregon's deposit share market from .05% to over 4%, gives Sterling a great opportunity to take advantage of the larger growth opportunities, but also to see the long-term opportunities of the economy and employment numbers for Oregon trend back to be in the positive. Sterling's expansion opportunities will clearly be what Sterling makes it.

The decrease in Sterling's loan-to-deposit ratio from nearly 113%, as of March 31st to approximately 92% on a pro forma basis provides us with increased liquidity and increases our loan capacity not only in Oregon but in the entire northwest region.

The Klamath branch system expands Sterling's delivery of products and services to new communities, new customers, and accelerates Klamath's community banking business plan. With an increase to 143 branches serving Oregon, Washington, Idaho and Montana, Sterling strengthens its position as a leading community bank giving it the ability to extend hometown helpful philosophy throughout the new communities in this region.

We believe there is a low integration risk with this transaction and will create value for our shareholders. With our 13 acquisitions completed successfully and a history of successful integrations, this transaction certainly is on of Sterling's largest one, but certainly not the largest or most complicated.

Let me give you a couple of examples. When we opened for business in April of 1983, we acquired Lewis & Clark Savings, which was 75% of the total size of Sterling at the time of acquisition. Central Evergreen, which was 40% of the size of the company at the date of acquisition and with the Key Bank branch acquisition, which represented approximately a third of Sterling but over 50% of the branch network system, we successfully completed those integrations and we believe therefore that the integration here will be as successful.

The merger with Klamath makes Sterling a solid leader in the Pacific northwest community banking. With this comes an incredible leadership, growth, employee and shareholder opportunity. We would like to review some of the key points about this transaction and then we will get into some specifics.

We are pleased to indicate this transaction has accretive multiples and will immediately be accretive to Sterling's earnings per share. At closing, we will have over $5 billion in assets. The combined institution will become the leading northwest community bank franchise and have a unique opportunity to build a bank for all of Oregon.

We believe the risks associated with the transaction are relatively low. Sterling has an experienced management team that has successfully integrated 13 companies since 1983. We have been able to identify reasonable cost savings in order to achieve earnings goals and have savings that have validated in due diligence.
Finally, Sterling's review of the loan portfolio of Klamath recognizes Klamath had a loan portfolio that is characterized by excellence in asset quality, another contributor to low-risk integration.

This is a transaction that combines strong financial returns and exciting growth opportunity, and a low level of operational risk. Klamath First is the holding company of Klamath First Federal Savings and Loan Bank, organized in 1934. Klamath is a progressive community oriented financial institution that focuses on serving customers within its market area which is primarily Oregon.

The Klamath merger provides additional opportunities for Sterling's regional growth as well. While immediately extending our regional community bank franchise to the entire state of Oregon, the Oregon branches are poised to increase market share along the I-5 corridor, which continues to be the center of economic development in Oregon as well as the entire region.

With the addition of 58 branches being added to Sterling's footprint, we will be fortunate by adding the number of high-quality banking professionals to our staff. We do anticipate some changes in the business operations following the merger, primarily the addition of Sterling's product lines and delivery systems to enhance the existing customer service capabilities. Klamath is a quality organization which has had an excellent reputation in the markets they serve, has excellent credit quality and a very hometown helpful culture.

This merger immediately extends additional loan opportunities to the Klamath customers. In addition to the diverse array of products, including a wide variety of what we term the perfect fit banking options for retail, business and commercial banking customers, many services not previously provided to the Klamath customers. They include: business banking, commercial consumer opportunities, cash management services, online bill paying, direct deposit, ACH, 24-hour anytime line access, vault services, wholesale lockboxes, merchant banking and international banking.

With the addition of Sterling's product lines to Klamath's existing customer base, it automatically provides enhanced cross-selling opportunities for the existing customer relationships and opens doors to new ones.
At this time, I'd like to introduce Kermit Houser, President and CEO of Klamath First Bancorp for a few comments. Kermit.
K. Houser	Thanks, Harold.

Klamath First is extremely pleased to have the opportunity to partner with Sterling. Sterling's size, array of products, technology, delivery systems, lending capabilities and understanding of the Oregon markets are going to allow our bankers to serve a broader segment of the market and opens doors to many of the opportunities we have not been able to service in the past.

Merger with Sterling provides a number of benefits to our existing customers, probably the most important is Sterling's product lines which provides our bankers with an array of new products to service the growing needs of our retail and business customers. The combined strength of the two organizations provides fuel for Sterling to capitalize on the business opportunities in the state of Oregon and Klamath shareholders are receiving a premium to the value of our stock price today and the currency of the company that we believe has significant investment merits going forward.
H. Gilkey	Thank you, Kermit.

While this transaction carries some low level operational risk, such as systems conversion, branch enhancements, and some facility consolidations, we believe the integration can be accomplished successfully in early 2004.

We have a track record of success when it comes to acquisition. Four times since 1998 we have integrated new acquisitions. We have an excellent understanding of the integration process. With Klamath in place and a solid foundation for growth, we expect Sterling to immediately begin garnering market share. With a tremendous opportunity focus in Oregon once the regional economy begins to rebound, Sterling will be strategically located in all of the financial centers to begin capturing those opportunities.

At this time, I would like to turn the call back to Heidi Stanley, Executive Vice President of Corporate Administration, who will summarize some of the impacts on the cost of operation changes and the integration issues related to this transaction.
H. Stanley
As Harold indicated in the news release, this transaction is a milestone in the history of Sterling Financial. Sterling's operations and back office support teams are positioned and ready to begin the integration.

One of the key aspects of this transaction is the planned $8.1 million in pretax cost savings in the first full year. These cost savings opportunities will extend from the back office to the front entrance, and yes, we do expect some branch consolidation and there will be some staff reductions in areas of duplication and in other areas we have been able to identify opportunities to increase efficiencies at Klamath. At this time, it is really too early to provide exact numbers for potential reductions. However, we anticipate that if Sterling is able to better assess the opportunities, many of the employees will be given the choice to fill positions created by the expansion in other areas of the bank.

Because the thrift-to-bank transition had already begun at Klamath, their operations have supported both structures. This, combined with historically higher efficiency ratio at Klamath, indicates an immediate opportunity for cost savings.

Additionally, there will be cost savings associated with the elimination of certain employee benefit plans and contracts and duplicated operations. Dan Byrne will outline actual savings as it relates to compensation and other operating costs later in this call.

There are many areas that Sterling can enhance the growth opportunities in Oregon with the closing of this transaction and Harold outlined several of them. As it relates to extending additional loan and deposit products to Klamath customers, following the close, Sterling will begin actively advertising on the radio and television and will run image campaigns in these new market areas. Deposit and loan product promotions will be developed to meet the needs of these newly served communities.

Sterling's investment over the past several years in systems, item processing and cash management services will immediately begin serving the Klamath customers, providing them with enhanced customer service and opportunities for their business customers.

Following the conversion, the Klamath branch personnel will see that Sterling's strong incentive-based sales culture relationship base, provides them with many new opportunities. They will receive extensive product training to enhance their sales opportunities as new products launch and will receive cross-selling support with Sterling's other subsidiaries. In addition, Sterling's new relationship management software will assist them in the development of better managed customer relationships.
At this time, I'd like to turn the call over to Dan Byrne, Sterling's Chief Financial Officer, who will summarize the terms of the merger agreement.
D. Byrne	Thanks, Heidi.

At this point, I'll review the financial slides 7 through 14 in the investor presentation. To recap the transaction on slide 7, this is a transaction with an aggregate value of approximately $146 million, that will be paid in a consideration that is 100% stock.

Klamath's shareholders will receive 0.77 shares of Sterling common stock for every share of Klamath. Based upon our closing price yesterday at $26.55, this equates to approximately $20.44 per share, a 17% premium to market.

The Klamath options will be rolled over and adjusted for the exchange ratio of 0.77. The transaction is structured to be a tax free exchange and accounted for as a purchase. Klamath will be merged into Sterling Financial Corp. and the branches will operate as Sterling Savings Bank branches.

As you can see from this slide, one of the current Klamath board members will be joining Sterling's holding company, Sterling Financial Corporation, and two additional Klamath board members will join Sterling Savings Bank's Board of Directors. The remaining Klamath directors will host the Oregon Advisory Board and will continue to serve the region as advisory capacity.

We have completed most of the due diligence and we anticipate the transaction to close early in the first quarter of 2004, probably in January. The transaction is subject to OTS and state regulatory approval.

H. Gilkey	Dan, excuse me a second there. It's my understanding that the due diligence found no environmental difficulty with any of the real estate involved that has not been well identified and well reserved.
D. Byrne	That's correct.

With respect to the walk-away provision, which would allow Klamath to elect to walk from the transaction if a two-pricing test were triggered, first of our stock price as calculated at the closing would be below $20.53 and we would have under-performed an index of community banks by more than 15%. However, Sterling can cure the walk-away by adding more shares through an adjustment factor. With respect to deal protection, $6 million termination fee to be paid to Sterling if Klamath terminates the transaction to pursue another combination. Additionally, there's $1.5 million termination fee if Klamath breaches any of its reps and warranties and there is a material adverse affect.

Sterling must pay Klamath $1.5 million should Sterling pursue a superior transaction. I would like to just add that the agreement contemplates that Klamath's normal quarterly dividend will be paid for the September and December '03 quarters.
With respect to the deal pricing on slide 9, you see the purchase price is $20.44. We believe that the pricing multiples are attractive to both sides.

With respect to slide 11, Pro Forma Earnings Impact, please note that the earnings estimates provided in this commentary are the IBIS estimates for 2004, and they assume 15.3 million diluted shares for Sterling and 6.9 million diluted shares for Klamath. I will not comment today on these estimates, but we can talk about that more next Wednesday.

You will note, one significant factor contributing to the earnings pickup is the net accretion of a fair value adjustment. This is the mark-to-market adjustment on nearly $200 million in federal home loan bank borrowings on Klamath's books that have a fair value adjustment of approximately $27 million, which will be accreted back into earnings over approximately six years. In addition, we expect to achieve approximately $8.1 million in pretax savings from the operating expenses in the first full year. I'll discuss that detail in a moment.

We will eliminate the Klamath core deposit intangible amortization, but we will establish a new core deposit intangible which we have assumed to be 2.5% of the non-CD deposits which will amortize over a ten-year life.
Slide 12 shows this transaction should be accretive immediately to 2004 earnings. Based on the assumptions this transaction is 4% or $0.10 accretive to the $2.50 for Sterling of 2004.

Now, if I could address the estimated cost savings on slide 13. The first item shows the reduction in costs associated with compensation and benefits. As Heidi indicated, as with most mergers, there are duplicated functions that will be eliminated. The second item represents cost savings associated with the elimination of certain benefit plans shown on the chart.

Other operating cost reductions reflect non-personnel related expenses, and they include such items as legal accounting audit fees, certain contract services. All in all, our expected cost savings are 17% of Klamath's costs and they have been confirmed through our due diligence.

Slide 14 shows the estimated restructuring costs which totaled $19.2 million. The transaction costs relate to doing the deal, such as paying our advisors, the issuance of a proxy and prospectus and obtaining regulatory approval.

The conversion integration costs which are $6.9 million primarily include the cost to change the name of the branches, changing our customer check stock and changing systems. The employee related costs, which are $9.4 million, represent the cost of change and control provisions and buyout of certain contracts and the severance for certain duplicated possessions. These total, on an after-tax basis, $13 million.

Slide 15, which is a summary of our pro forma financial highlights. These key financial highlights combined with 143 branches firmly establish Sterling as a leading community bank in the Pacific northwest.
I do not plan to go through all the slides. I can answer your questions, I think, with the Q&A.

Before I turn the call back to Harold, I would like to take just a few moments and review Sterling's acquisition history. I'm sorry, we don't have that slide, so, Harold, I'm going to turn that back to you.
H. Gilkey	Thanks, Dan.

Now to summarize. Again, this is the largest acquisition that Sterling has undertaken, and I project it will be the most rewarding. This transaction is a milestone in the history of Sterling Financial Corporation, and a turning point for Sterling Savings Bank's future. With this merger, as well as Sterling's originally planned growth for 2003, we achieve pro forma asset increase to more than $5.3 billion, providing additional regional growth opportunities as we have outlined.

Our total loans will be in excess of $3.1 billion, while deposits will be $3.4 billion. Our market capitalization will be approximately $535 million, and the transaction is immediately accretive to earnings. These key financial highlights combined with the total of 143 branches firmly establishes Sterling as the leading regional community bank in the northwest. Most importantly, we are creating additional opportunities for our employees, our customers, and at the same time increasing and creating opportunities for an increase in shareholder value.
With that, I would like to now open the call up for a question and answer session.
Coordinator	We do ask that the question and answer session be reserved for analysts and institutional investors at this time.
Our first question comes from Mr. Brett Rabatin with FTN Midwest Research. Sir, you may ask your question.
B. Rabatin
A couple questions for you. First off, I wanted to discuss the potential for branch closings. I know Klamath has got 20 some odd branches with less than $10 million of deposits. Some of those are relatively new branches. You don't really have detail yet on how many branches you might close but I was trying to get a better feel for, one, where geographically you wanted to change, and then, secondly, if you'll be closing some of the lower deposit branches?

H. Gilkey
Brett, in our due diligence and our discussions with Klamath, we indicated a strong desire to follow through on their business plan. I'll have Kermit respond in a little more detail on that, but essentially between now and closing of this transaction, we anticipate that there will be some branch sales and some branch closings as part of the business plan that Klamath had in place and we calculated into the transactions.
Kermit, would you like to expand any on that?
K. Houser
Sure, Harold. For the last year and a half, we have been looking at some of our branches, some that we think do not have an opportunity for growth. They are serving some low populated areas, and we were looking at how we can consolidate some of those branch functions. Our anticipation is that could be between five and seven branches.
B. Rabatin
Thank you. Then I wanted to discuss the loan portfolio. I know about half of it is residential, but I do want to talk about the commercial real estate, if that was mostly in Portland. Then what the commercial and consumer portfolios also look like as well.
H. Gilkey
Brett, I think the valuation we have on Klamath, and our due diligence brought it out, is they have a strong residential portfolio and within that portfolio about 27% of the portfolio is agricultural related, primarily in the dairy business surrounding the development of cheese on the west coast of Oregon.

The commercial portfolio at Sterling is dominated fairly comfortably, and commercial real estate is dominated fairly comfortable on the I-5 corridor between I would say Salem and the Canadian border, albeit that doesn't narrow it down much. We've been very conscious of geographic consolidation.
B. Rabatin	Okay. Going forward, have you laid out any plans for the change in the composition of that portfolio?
H. Gilkey	If you look at our last slides that reflect our portfolio, I think the addition of Klamath into that would not significantly change the percentages. However, there is a balancing function.

I'm trying to recall our presentation at our last investment conference, but I think I said something like this, that we would like to reduce our commitment to commercial real estate as a percentage of the portfolio and substantially increase our C&I loans. I think the Klamath merger allows us to add to the C&I loans a bit. While you may see a little up tick in commercial real estate loans, I think in the long-term it will become less proportional in our whole portfolio.
B. Rabatin	One last question and I'll turn it over to someone else. Kermit, fundamentally, can you just discuss the reason for sale here in its environment with your earnings relatively depressed?
K. Houser	Brett, was the question why we are selling?
B. Rabatin	Correct.

B. Houser
One of the things that we were clearly aware of, as we began this transition from a traditional thrift to being more commercial bank like, we knew as we changed our philosophy, booking and holding 30-year fixed rates loans, that there would be a period of time as we were running that portfolio down, selling to the secondary market, we would have to be booking commercial and consumer loans. Part of that strategy was, and this started back about two years ago, we felt that our investment portfolio would have to assist us through that process, and one of the key features of that was that interest rates would need to remain relatively stable. They dropped far below any expectation that we had. That cushion that we had anticipated on was really eroded, especially in this last year.

So looking at that and looking at where Sterling is now, about five years ahead of us and their transition plan, we felt that this fit was a good fit at this time. We have an excess of liquidity, lots of deposits, lots of investments, and they have a high loan growth in their portfolio and the fit perfectly matches.

The other thing is, is the footprint in the state, we were looking at expanding up the I-5 corridor, Eugene north into the Portland metropolitan area. That was going to be expensive for us. We also looked at the execution risk of doing that, and then again looked at Sterling's current placement and felt again that this would fit very, very nicely.
All the way around, every way that we looked at this, our philosophy, our community involvement, our growth plans all fit very, very nicely at this time.
B. Rabatin	Thank you.
Coordinator	Our next question comes from Mr. Rick Kraemer with Sandler O'Neill Partners.
R. Kraemer	A couple quick questions. First off, do you anticipate any securities portfolio restriction...?
H. Gilkey	I lost you a little bit, Rick, but I think you asked whether there was going to be any adjustment in our security portfolio?
R. Kraemer	Inaudible.
W	Janet, is the problem on Rick's end or on our end?
Coordinator	Yes, it's actually a problem with Mr. Kraemer's line.
Coordinator	We'll move on to the next question. Our next question comes from Mr. Jim Bradshaw with DA Davidson.
J. Bradshaw
It sounds like you guys are just down the hall actually. A couple of questions relate from the balance sheet. Dan, what do you think, after you sort of get to put the two companies together, do you anticipate that the net-net rate of growth of the balance sheet will slow down now, as you sort of wind out of some of the borrowings and deploy the deposits and runoff some of the securities portfolio as well? That's question one.

Question two is, Kermit's bank has a little bit higher loan loss reserve to loans than you guys do. I just wondered if you're going to take the opportunity to sort of revisit where the reserve is as a percent of total loans as you smash the two companies together?

H. Gilkey
With respect to the first one, I think our plan has always been to accelerate the loan growth to come out of the mortgage backed securities portfolios. I think we're on track with that plan and, in some degree, probably even will accelerate it with bringing these two companies together. With respect to the second question, I think when you really add the two companies together there's a modest up tick in terms of the loan loss allowance to total loans. We had not really anticipated any significant changes to our pattern in the past.
J. Bradshaw	Then one last, if I may. What is your thinking on switching the technology platform timing-wise, is that an April-May sort of timeline, is that what you would anticipate?
H. Gilkey	Actually, what we had talked about with our folks internally is probably a February, possibly March time frame, a little bit earlier than what you just mentioned.
J. Bradshaw	Terrific.
H. Stanley	It will be done after closing.
J. Bradshaw	Right. Fair enough. Thanks a lot.
Coordinator	Our next question comes from Mr. Mark Fitzgibbon with Sandler O'Neill Partners.
M. Fitzgibbon
The first question I had for you, Harold, is with this acquisition it really brings you right to the California border. I'm wondering if you have any designs on going into California either through de novo or acquisition at some point?
H. Gilkey	You know me too well, don't you, Mark?

I think we've looked at California on a number of occasions. I guess I go back to Bill Zuppe's comment is, "You never take a ham sandwich to a banquet." Unless we're prepared to compete in the California market, which really means increased capital, increased dominance of our existing market by having stronger market share, we would not consider in the normal course of business any move into California.
M. Fitzgibbon	Secondly and unrelated, I wondered if you could sort of compare and contrast the deposit pricing at the two institutions and also the credit cultures?
H. Gilkey
Let me answer those in reverse order. The credit cultures are very similar for different reasons, but the credit culture turns out to be on the conservative side with a collateral basis being the major component versus cash flow. Albeit, cash flow has become a little bit more available within our credit culture, but it turns out that the quality of assets on both sides of the organization are what I would term as being very conservative.
On the deposit pricing function, we've looked at that on several different slices and believe we're very compatible.
M. Fitzgibbon	Thank you.
Coordinator	Our next question comes from Yung Park with Dale Analytics.
Y. Park	Which regulatory approvals are going to be required, you mentioned OTS and state earlier?

H. Gilkey	The Office of Thrift Supervision and also the state of Washington, which will act as the lead for gaining the approval for the state of Oregon.
Y. Park	Would FDIC also be required?
H. Gilkey	No.
Y. Park	Great. When will the merger agreement be filed?
H. Gilkey	It was filed this morning with the EK.
Y. Park	That was it. Thank you.
Coordinator	Our next question comes from Mr. Rick Kraemer with Sandler O'Neill Partners.
R. Kraemer	A couple questions and maybe they were answered while I was off the call, but first off was if you anticipated any securities portfolio restructuring in conjunction with the deals?
H. Gilkey
What I would say, the business plan that we've looked at is that Klamath may be doing some review of their investment portfolio on their own. However, we did not anticipate any significant restructuring when we combined the two together. Obviously, you take a look at that as we get closer to closing and, depending on what's happening with interest rates and our loan growth, there could be some possibility but at the present our plan is a little bit more, as we described earlier where we are just letting the mortgage bacs perhaps running down, as loan growth fills up the portfolio.
R. Kraemer	Great. Secondly, how long do you anticipate the runoff of the acquired one to fours should take approximately? It's not that large of a number relative to your portfolio.
H. Gilkey	It depends a little bit on the interest rate environment and how much refinancing activity is going on. Kermit, I don't know if you have any better feel on that?
K. Houser
We've been seeing on that over the last couple of months, as a runoff of about $25 million a month. We wonder if that will be sustained. Our one to four family portfolio is down to about $248 million, I believe. At some point, you wind up with a core portfolio that really doesn't refinance actively and we think that we're probably close to that.
H. Gilkey
Rick, I think the portfolio management would allow us to meet our target requirements with single family in the merger with the runoff and with our production, that we keep out of the Action Mortgage Company operation.
R. Kraemer	Great. Thanks a lot, guys.
Coordinator	Our next question comes from Mr. Theodore Kovolif with Sky Capital.
T. Kovolif
Actually, I have two questions, one dealing with the closing down of several of the smaller branches. I'm wondering about obtaining regulatory okay, because in many of those situations you're the only bank in town.

H. Gilkey
Theodore, we tried to answer this earlier. We have agreed with Klamath on their business plan of doing either some branch sales or branch closures. We both have talked to the OTS, our primary regulator, and have explained the situation. OTS has responded positively with securing out that business plan, and we agree with you that closing a branch where you're the only bank in town is impossible.
T. Kovolif	Okay.
H. Gilkey	Kermit, do you want to add anything to that?
K. Houser
I agree with what Harold said and also your concern. Some of these branches that you're referring to are not the only branch in town. In fact, where we have the only branch in town, they have been surprisingly profitable. What we're talking about is areas where there is competition and we feel, simply because of the size of the community and the potential growth of the community, it would allow us to exit sooner rather than later.
T. Kovolif
Now a question that is more for Sterling. I've noted that in the past two acquisitions you have expanded your footprint. Does this indicate a corporate interest in continued westward southern expansion or is there a possibility of filling in or strengthening the footprint in the future?
H. Gilkey
We are a growth company. We would like to do some fill-ins within our current footprint, and my anticipation with this large acquisition, we will spend a lot of time on it, plus the de novo... operations within our market area.
T. Kovolif	Thank you.
Coordinator	Our next question comes from Mr. Greg Stiles with Mail Tribune.
G. Stiles	How soon will the Sterling name go up in the branches down in Oregon?
H. Gilkey	The regulatory activity will take us to probably early January for an early January closing. On closing, we will replace the signage immediately. I think the answer to your question is early January.
G. Stiles	What becomes of the pelican?
H. Gilkey	We have a debate going on with Kermit and I of how we ride the pelican around to see all the branches.
G. Stiles	Will it go off into history or will Sterling incorporate it?
H. Gilkey	We will not incorporate it in our company.
Coordinator	To close today's conference call, I'm going to turn you back to Ms. Heidi Stanley.
H. Stanley
I would like to thank all of you very much for your participation today. As you can tell from the dialog going back and forth, we are very, very excited about this opportunity. We look forward to talking to you again when Sterling announces earnings next week, scheduled to announce at 1:30 p.m. Pacific time, July 22nd. That will be followed by a conference call scheduled for the following morning at 8:00 a.m. Pacific time. If you'd like more information, please reference our Web site for the details of that call which we release earlier this month. Again, thank you.
Coordinator	This concludes today's conference call. Again, thank you for joining us.